UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Synthorx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87167A 10 3

(CUSIP Number)

December 11, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Ventures I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,912,043
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,912,043
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,912,043
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.97% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

This percentage is calculated based upon 32,017,228 shares of common stock (“Common Stock”) outstanding of Synthorx, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on December 7, 2018 and giving effect to the additional 1,786,909 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Co-Invest I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,202
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 24,202
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,202
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.08% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Ventures I GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,936,245
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,936,245
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,936,245
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.05% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Ventures Management (Jersey) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,936,245
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,936,245
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,936,245
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.05% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 6 of 10 Pages

This Amendment No. 1 amends the Schedule 13G originally filed on December 19, 2018 and is being filed to correct previously reported share ownership numbers.

Item 1.	Issuer

(a)	Name of Issuer:

Synthorx, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

11099 N. Torrey Pines Road

Suite 190

La Jolla, California 92037

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Medicxi Ventures I LP (“Ventures I”);

(ii)	Medicxi Co-Invest I LP (“Co-Invest I”);

(iii)	Medicxi Ventures I GP Limited (“Ventures I GP”), which is the sole general partner of Ventures I and Co-Invest I;

(iv)	Medicxi Ventures Management (Jersey) Limited (“Manager”), which is appointed by Ventures I GP as the manager of Ventures I and Co-Invest I.

The address of the principal business office of each of the Reporting Persons is Nick McHardy c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

Each of Ventures I and Co-Invest I is a Jersey limited partnership. Each of Ventures I GP and Manager is a Jersey limited liability company.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

(e)	CUSIP Number:

87167A 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 7 of 10 Pages

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Ventures I directly owns 1,912,043 shares of Common Stock (the “Ventures I Shares”), which represents approximately 5.97% of the outstanding shares of Common Stock.

		(ii)	Co-Invest I directly owns 24,202 shares of Common Stock (the “Co-Invest I Shares”), which represents approximately 0.08% of the outstanding shares of Common Stock.

		(iii)	Ventures I GP is the general partner of Ventures I and Co-Invest I and may be deemed to beneficially own the Ventures I Shares and the Co-Invest I Shares (the “Shares”), which in the aggregate is 1,936,245 shares of Common Stock and represents approximately 6.05% of the outstanding shares of Common Stock.

		(iv)	As Manager has been appointed by Ventures I GP as manager of Ventures I and Co-Invest I, Manager may be deemed to beneficially own the Shares.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Ventures I	1,912,043	0	1,912,043	0
Co-Invest I	24,202	0	24,202	0
Ventures I GP	1,936,245	0	1,936,245	0
Manager	1,936,245	0	1,936,245	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

This percentage is calculated based upon 32,017,228 shares of common stock outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on December 7, 2018 and giving effect to the additional 1,786,909 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 8 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2019

Medicxi Ventures I LP

By:	/s/ Alex Di Santo
Name: Alex Di Santo Title: Director For and on behalf of Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Ventures I LP

Medicxi Co-Invest I LP

By:	/s/ Alex Di Santo
Name: Alex Di Santo Title: Director For and on behalf of Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Co-Invest I LP

Medicxi Ventures I GP Limited

By:	/s/ Alex Di Santo
Name: Alex Di Santo Title: Director Medicxi Ventures Management (Jersey) Limited

By:	/s/ Alex Di Santo
Name: Alex Di Santo Title: Director

CUSIP No. 87167A 10 3	SCHEDULE 13G/A	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement